Attachment A

Expense Limitation Agreement
(as a percent of average daily net assets attributable to each stated class)

Fund	Class	New Termination Date
Limited Duration Bond Fund	Class A	January 31, 2020

0.79%

Advisor Class

0.51%

Institutional Class

0.36%

Foresters FinancialTM and ForestersTM are trade names and trademarks of The Independent Order of Foresters (a fraternal benefit society) and its subsidiaries, including Foresters Investment Management Company, Inc.

Attachment A amended: July 6, 2018

FIRST INVESTORS INCOME FUNDS

By:	/s/ Joseph I. Benedek
Name: Joseph I. Benedek
Title: Treasurer

FORESTERS INVESTMENT MANAGEMENT COMPANY, INC.

By:	/s/ Francis X. Gannon
Name: Francis X. Gannon
Title: Chief Financial Officer

FORESTERS INVESTOR SERVICES, INC.

By:	/s/ Greg Walter
Name: Greg Walter
Title: Senior Vice President